

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-Mail
Neil Q. Whoriskey
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Brookfield Residential Properties Inc.**
> **Schedule 13E-3 filed January 13, 2015**
> **Filed by Brookfield Asset Management Inc., et al.**
> **File No. 5-86175**

Dear Mr. Whoriskey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3 - General

1. As we understand the Repurchase Election, Resident Shareholders can elect to have their common shares purchased by Brookfield Residential instead of receiving their consideration under the Arrangement from Purchaser. In your response letter, explain why this is not a tender offer. In addition, explain why this option is only available for Canadian shareholders and what benefits it affords them, and whether such benefits would be available to US persons if they were permitted to utilize the Repurchase Election.

Summary Term Sheet – Interests of Certain Persons in the Arrangement, page 8

2. Instead of simply noting that certain directors and officers of Brookfield Residential have interests in the Arrangement different from other shareholders, summarize those interests here.

Effects of the Transaction, page 14

3.   Please revise to discuss here or later in the disclosure document the tax effects for each Exchange Act Rule 13e-3 filing person. Refer to Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

Brookfield Residential's Purposes, Alternatives, and Reasons, page 14

4.   Please describe in greater detail the alternatives that Brookfield Residential considered. Disclose the perceived risks with respect to the alternative of continuing to operate the company as an independent entity and why the Special Committee and the Board rejected this alternative.

Certain Unaudited Financial Projections, page 33

5.   Summarize the material assumptions and key limitations on the projections presented here.

Holdco Alternative, page 41

6.   Please provide further clarification, with a view to additional disclosure, about how the Holdco Alternative works. Your explanation should additionally describe the benefits of this alternative and how it differs from participating under the Arrangement and why it is available only to Canadian shareholders.

Information Concerning Brookfield Asset Management Filing Persons, page 63

7.   Provide additional details about the relationship between Partners Value Fund Inc. and the filing persons on the Schedule 13E-3. We may have additional comments after reviewing your response.

Exhibit (c)(2) - Morgan Stanley Special Committee Discussion Materials

8.   Please tell us why you have not summarized the analyses featured on pages 27-30 of the discussion materials filed as Exhibit (c)(2) to the Schedule 13E-3. Clarify in your disclosure what impact these analyses had on Morgan Stanley's opinion.

Brookfield Asset Management Filing Persons' Purposes, Alternatives, and Reasons, page 13

9.   If any of the filing persons have explored, considered or investigated the possibility of a sale of all or some of the assets of company, or the re-listing of the company or a substantial part of its business on another exchange after the proposed merger, please describe in the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions